SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Steel Partners Holdings L.P.

(Name of Subject Company)

Steel Partners Holdings L.P.
Steel Excel, Inc.

(Names of Filing Persons - Offeror)

Common Units, No Par Value

(Title of Class of Securities)

85814R107

(CUSIP Number of Class of Securities)

Jason Wong

Chief Financial Officer

590 Madison Avenue, 32nd Floor,

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Colin Diamond

Andrew J. Ericksen

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Steel Partners Holdings L.P., a Delaware limited partnership (the “Company”), through its wholly owned subsidiary Steel Excel, Inc., a Delaware corporation (“Steel Excel”), to purchase up to $100 million in value of the Company’s common units, no par value, at a price not less than $40.00 nor greater than $42.00 per unit, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated April 7, 2022 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.  Unless otherwise indicated, all references to “units” are to the Company’s common units, no par value.

Item 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)	The name of the subject company and issuer is Steel Partners Holdings L.P., a Delaware limited partnership. The address of the Company’s principal executive office is 590 Madison Avenue, 32nd Floor, New York, New York 10022, and its telephone number is (212) 520-2300.

(b)	The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer, Section 1, General Terms of the Offer”, and “The Offer, Section 2, Number of Units; Proration” is incorporated herein by reference. As of April 7, 2022, the Company had issued and outstanding approximately 20,715,251 of its units.

(c)	Information about the trading market and price of the units and dividends is set forth under ‘‘The Offer, Section 8, Price Range of Units and Unitholders’’ of the Offer to Purchase and is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company and Steel Excel are the filing persons and the Company is the subject company. The Company’s general partner is Steel Partners Holdings GP Inc. (the “General Partner”). The names of the executive officers and directors of the General Partner are as follows:

Name	Position with the General Partner
Warren G. Lichtenstein	Executive Chairman
Jack L. Howard	President, Director
Jason Wong	Chief Financial Officer
Gordon A. Walker	Senior Vice President
Rory Tahari	Director
John P. McNiff	Director
Lon Rosen	Director
General Richard I. Neal	Director
James Benenson III	Director
Eric P. Karros	Director

(b)       The names of the executive officers and directors of Steel Excel are as follows:

Name	Position with Steel Excel
Gordon A. Walker	President, Director
Jason Wong	Senior Vice President and Treasurer, Director
Maureen Mattera	Vice President
Maria Reda	Secretary
Jack L. Howard	Director

The address and telephone number of the Company, its General Partner, Steel Excel and each of the executive officers and directors of the General Partner and Steel Excel is 590 Madison Avenue, 32nd Floor, New York, New York 10022, telephone number (212) 520-2300. The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under “Summary Term Sheet” and “The Offer, Sections 1 through 13” of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Units by Directors and Executive Officers” is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 10, Transactions and Agreements Concerning Units” is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Units by Directors and Executive Officers” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “The Offer, Section 7, Information Concerning the Company and Purposes of the Offer—Securities Transactions” is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	The Company has retained MacKenzie Partners, Inc. (“MacKenzie”) as the Information Agent in connection with the Offer and will pay MacKenzie a fee for its services. In addition, MacKenzie is entitled to reimbursement of its reasonable out-of-pocket expenses. MacKenzie may contact unitholders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee unitholders to forward material relating to the Offer to beneficial owners.

The Company has retained American Stock Transfer & Trust Company, LLC (“American Stock”) to act as the Depositary in connection with the Offer and will pay American Stock a fee for its services, plus other costs and reimbursement for out-of-pocket expenses.

Each of MacKenzie and American Stock will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Neither the Company nor any of its directors, officers or employees, nor the Information Agent or Depositary, makes any recommendation to unitholders as to whether to tender or refrain from tendering their units.

Item 10.	FINANCIAL STATEMENTS

Not applicable.

Item 11.	ADDITIONAL INFORMATION

(a)	(1) The information set forth in the Offer to Purchase under “The Offer, Section 10, Transactions and Agreements Concerning Units” of the Offer to Purchase is incorporated herein by reference.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)	(A)	Offer to Purchase for Cash, dated April 7, 2022.

		(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

		(C)	Notice of Guaranteed Delivery.

		(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

		(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

	(2)	Press Release dated April 7, 2022.

(b)	(1)	Amended and Restated Credit Agreement, dated as of December 29, 2021, by and among SPH Group Holdings, Steel Excel Inc. and iGo, Inc. (Incorporated by reference to Exhibit 10.1 to Company’s Report on Form 8-K dated December 29, 2021, filed with the Securities and Exchange Commission on December 29, 2021).

(d)	(1)	Preferred Stock Purchase Agreement, dated as of December 15, 2017, by and between ModusLink Global Solutions, Inc. and SPH Group Holdings LLC (Incorporated by reference to Exhibit 10.1 to Company’s Report on Form 8-K dated December 15, 2017, filed with the Securities and Exchange Commission on December 19, 2017).

	(2)	Sixth Amended and Restated Management Agreement by and between SP Corporate Services LLC and SP General Services LLC, effective as of January 1, 2015 (incorporated by reference to Exhibit 10.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed on January 13, 2015).

	(3)	Incentive Unit Agreement by and between Steel Partners Holdings L.P. and SPH SPV-I LLC, effective as of May 11, 2012 (incorporated by reference to Exhibit 10.2 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed on January 13, 2015).

	(4)	Amendment to Incentive Unit Agreement by and between Steel Partners Holdings L.P. and SPH SPV-I LLC, effective as of February 18, 2022 (incorporated by reference to Exhibit 10.4 to Steel Partner’s Holdings L.P.’s Form 10-K, filed on March 10, 2022).

	(5)	Steel Partners Holdings L.P. Second Amended and Restated 2018 Incentive Award Plan (incorporated by reference to Exhibit 10.5 to Steel Partner’s Holdings L.P.’s Form 10-K, filed on March 10, 2022).

	(6)	Steel Partners Holdings L.P. Second Amended and Restated 2018 Incentive Award Plan Form Restricted Unit Agreement (incorporated by reference to Exhibit 10.10 to Steel Partners Holdings L.P.’s Annual Report on Form 10-K, filed April 13, 2021).

	(7)	Steel Partners Holdings L.P. Second Amended and Restated 2018 Incentive Award Plan Form Restricted Unit Agreement (Directors) (incorporated by reference to Exhibit 10.2 to Steel Partners Holdings L.P.’s Quarterly Report on Form 10-Q, filed August 5, 2021).

	(8)	Steel Partners Holdings L.P. Second Amended and Restated 2018 Incentive Award Plan Form Restricted Unit Agreement (incorporated by reference to Exhibit 10.3 to Steel Partners Holdings L.P.’s Quarterly Report on Form 10-Q, filed August 5, 2021).

(g)	None.

(h)	Not applicable.

107	Filing Fee Table.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEEL PARTNERS HOLDINGS L.P.

By: Steel Partners Holdings GP Inc.
its General Partner

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Chief Financial Officer

Date: April 7, 2022

STEEL EXCEL, INC.
By:

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Chief Financial Officer

Date: April 7, 2022